EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-193983, 333-165225, and 333-129168 on Form S-8 of our reports dated March 31, 2017, relating to the consolidated financial statements of NCI, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2015 and 2014 consolidated statements of income), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of NCI, Inc. for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

March 31, 2017